Exhibit (g)(ii)

First Amended Schedule B

To the Custody Agreement dated March 3, 2020

Effective July 2, 2020

FUND LIST

Fund Name	Investment Manager	Fees
Polar Capital Emerging Market Stars Fund	Polar Capital LLP	As set forth in Part 1 and Part 2 – Option A of Schedule C (Fee Schedule).
Phaeacian Accent International Value Fund	Phaeacian Partners LLC	As set forth in Part 1 and Part 2 – Option A of Schedule C (Fee Schedule).
Phaeacian Global Value Fund	Phaeacian Partners LLC	As set forth in Part 1 and Part 2 – Option A of Schedule C (Fee Schedule).

DATUM ONE SERIES TRUST

By:	/s/ Barbara J. Nelligan
Name:	Barbara J. Nelligan
Title:	President

THE NORTHERN TRUST COMPANY

By:	/s/ Scott Denning
Name:	Scott Denning
Title:	Senior Vice President